FORM 6-K
U.S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2008

Commission File Number 1-15184

SADIA S.A.
(Exact Name as Specified in its Charter)

N/A
--------------------------------------
(Translation of Registrant's Name)

Rua Fortunato Ferraz, 659
Vila Anastacio, Sao Paulo, SP
05093-901 Brazil
(Address of principal executive offices) (Zip code)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   [X]                    Form 40-F    [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):    [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):    [   ]

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   [    ]                           No   [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused the Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 03, 2008

SADIA S.A.

By:/s/Welson Teixeira Junior
----------------------------------
Name: Welson Teixeira Junior
Title: Investor Relations Director

MARKET ANNOUNCEMENT

SADIA ANNOUNCES INVESTMENT IN MATO GROSSO

The new plant in Campo Verde will comprehend a poultry slaughterhouse, a feed plant, a hatchery and outgrower system´s  farms

Sadia S.A. will build a new production unit in the State of Mato Grosso. The city selected to receive this investment is Campo Verde, located at 130 km far from Cuiabá. Sadia's decision to increase investments in this region of the State of Mato Grosso was based on its geographic location, since this is an area with a high production of grains. The project includes a poultry slaughterhouse, a feed plant, grain storage silos and a hatchery.

The total investment, to be made as from 2009, is estimated at R$ 630 million, of which R$ 400 million will be funded by the company and R$ 230 million by third parties. The unit will start its operations by the second half of 2010 and is expected to generate additional revenues to Sadia of about R$ 780 million when operating at full capacity in 2011. It is planned that 60% of its production will be destined to the foreign market.

The built-up area of the Campo Verde project will total 52 thousand square meters, with a slaughtering capacity of 500 thousand poultry heads/day, while the new feed plant will produce 80 thousand tons/month.

São Paulo, July 03, 2008.

Sadia S.A.

Welson Teixeira Júnior

Investor Relations Director